CorpBanca Announces
Second Quarter 2011 Financial Report

Santiago, Chile, September 28, 2011 CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the second quarter ended June 30, 2011. This report is based on unaudited consolidated financial statements and prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our June 30, 2011 exchange rate of Ch$467.22 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the Superintendency of Banks and Financial Institutions.

Financial Highlights

Net income for the second quarter 2011 reached Ch$32 billion, an increase of 10% when compared to the first quarter 2011 and an increase of 7% when compared to the second quarter 2010.

Total loans (excluding interbank and contingent loans) reached Ch$5,737 billion as of June 30, 2011, leaving CorpBanca with a market share of 7.08%, an increase of 6 bps compared to the first quarter 2011 and a decrease of 34 bps when compared to the second quarter 2010. CorpBanca continues to be the fourth major private bank in Chile.

During the second quarter 2011:

Provision for loan losses decreased by 30% compared to the first quarter 2011;

Total operating revenue increased by 4% compared to the first quarter 2011; and

Total operating expenses decreased by 12% compared to the first quarter 2011.

Mario Chamorro, CEO

We are proud to announce that our capital increase was very successful. We had the support of our shareholders in raising the capital that we believe will be necessary to allow CorpBanca to grow in the coming years with a solid capital basis.

With this new capital, CorpBanca will be able to participate in the wholesale banking segment with a greater volume of loans and for larger amounts, increasing the competitiveness of the bank in this segment.

The positive results for the second quarter were consistent with the strategies that we have been implementing in our different segments and we expect to continue with positive results in the future.

Press Release September 28, 2011 Page 2 / 14

General Information

Market Share

In the second quarter 2011, we recovered part of the market share we lost during the first quarter 2011.

This was explained mainly by an increase of 6% in commercial loans.

Total loans increased 6.4% for the six months ended June 30, 2011.

Net Income (12 months trailing)

Our net income has significantly increased since the beginning of 2009.

Our net income for the second quarter 2011 was Ch$32 billion.

The chart shows the trend in our 12-month trailing net income. For the 12 months trailing June 30, 2011, our net income as of June 30, 2011 is the highest we have ever earned.

Press Release September 28, 2011 Page 3 / 14

ROE – ROA

Our ROE has continuously been ahead of the industry average since 2009 and that trend continued in 2010 and 2011.

We expect a decrease in our ROE for the third quarter 2011 due to the capital increase in July 2011.

Our ROA has slightly decreased in the last quarter mainly because of the increase in our assets of 11%, compared to the industry average which only increased 4%.

The success of our corporate wholesale model, improvements in our retail segments and better economic conditions are the principal reasons for our high profitability.

Risk Index

Consistent with one of our core strategies, CorpBanca has one of the lowest risk indices (Provision for loan losses/Total loans) in the industry.

We continued with that trend during the second quarter 2011.

Press Release September 28, 2011 Page 4 / 14

Efficiency Index

Operational efficiency is also a core strategy for CorpBanca. The chart illustrates how our efficiency ratio is better than the industry average in Chile.

Our low operational cost is based on a cost control culture that allows the bank to compete in the Chilean market and realize high profits.

Basel Index

Although our Basel index has been decreasing in the last year, the recent increase of capital reversed this trend and in June 2011 we had one of the highest levels of capitalizations of the banks in Chile according to the Superintendency of Banks and Financial Institutions.

Press Release September 28, 2011 Page 5 / 14

Branches – ATM – Employees

We have 114 branches in Chile, almost half of them are in Santiago. We also have a branch in New York and a Representative office in Madrid.

The total number of ATMs has been increasing in the last two years, mainly due to the installation of ATMs in Unimarc supermarkets.  Unimarc is owned by SMU S.A., a retail business holding company owned by our principal shareholder. Unimarc is the third largest supermarket chain in Chile in terms of total sales and the largest in terms of food sales according to independent industry publications.

The number of our employees increased by 2.0% in the second quarter 2011. This follows our strategy of maximizing efficiency without significantly increasing our costs as we continue to grow our portfolio and increase the products we offer to our customers.

Management’s Discussion and Analysis

I) Financial Performance Review

	For the three-month period ended (Ch$ million)
	Mar-11	Jun-11	Change

Net interest revenue	46,606	48,000	1,394
Fees and income from services, net	13,170	15,761	2,591
Treasury business	20,059	18,287	(1,772)
Other revenue	1,066	2,067	1,001
Total operating revenue	80,901	84,115	3,214
Provision for loan losses	(11,370)	(7,840)	3,530
Operating expenses	(34,362)	(38,563)	(4,201)
Income attributable to investments in other companies	-	232	232
Net Income before taxes	35,513	38,342	2,829
Income taxes	(6,240)	(6,069)	171
Net Income	29,273	32,273	3,000
Net interest revenue

Net interest revenue increased by 3% in the second quarter 2011. The increase is mainly a result of the following:
•	A higher increase in the UF (an inflation indexed unit of account). The UF increased by 1.4% in the second quarter 2011 compared to a 0.57% increase during the first quarter 2011.
•	An increase in our assets, especially our commercial loans
•
The increase in interest revenues was offset by an increase in our funding cost as a result of an increase in the Central Banks’ interest rate from 4.00% in the first quarter 2011 to 5.25% in the second quarter.

Press Release September 28, 2011 Page 6 / 14

Fees and income from services

	For the three-month period ended (Ch$ million)
	Mar - 11	Jun - 11	Change

Banking services(*)	6,121	8,280	2,160
Securities Brokerage Services	993	508	(484)
Mutual Fund Management	1,789	1,579	(209)
Insurance brokerage	1,872	2,700	828
Financial advisory services	1,962	2,196	234
Legal advisory services	433	496	63
Total	13,170	15,761	2,591
(*) includes consolidation adjustments

The increase of Ch$2.1 billion in revenue from banking operations during the second quarter 2011 is mainly due to client overdrafts, checking accounts, credit cards and increased use of ATM’s.

Fees from securities brokerage services decreased by Ch$484 million as compared to the first quarter 2011, but our fees from securities brokerage services for the second quarter 2011 is similar to the average amount earned in prior quarters.

Insurance brokerage fees increased by 44% during the second quarter 2011. This is mainly explained by an increase of products attributed to our mid-sized commercial banking segment, especially our leasing products.

Our financial advisory services fees increased by 11.9% during the second quarter 2011 due to our participation in major projects during the second quarter 2011.

Press Release September 28, 2011 Page 7 / 14

Trading and investment

	For the three-month period ended (Ch$ million)
	Mar - 11	Jun - 11	Change
Trading and investment income:
Trading securities	4,193	3,424	(769)
Derivatives held-for-trading	22,448	(2,332)	(24,780)
Available-for-sale investments and other	2,426	(16)	(2,442)
Total trading and investment income	29,066	1,076	(27,990)

Net foreign exchange transactions	(11,909)	7,752	19,661
Net results of accounting hedge derivatives	2,902	9,459	6,557
Net gains (losses) from treasury business	17,157	8,828	(8,329)

Total income from our treasury business during the second quarter 2011 decreased by Ch$8.3 billion as compared to the first quarter 2011. The loss from our treasury business is mainly related to transactions and products that the bank offers to our corporate clients through our wholesale model and strategies related to market opportunities.

CorpBanca hedges all its positions in foreign currency through derivatives to avoid any currency risk, so the final number of foreign exchange transactions will be mainly offset by the number of derivatives held for trading. Also, these results include mark-to-market profits/loss related to swap contracts (interest rate swaps and cross currency interest rate swaps) used for managing ALM risk positions

Derivatives and financial securities that may provide effective economic hedges for managing risk positions are treated and reported as trading, due to local regulatory restrictions.

Trading and investment income primarily includes the results from our trading portfolio financial assets (marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies, and loans and deposits in Chilean pesos indexed to foreign currencies.

Provision for loan losses (for Commercial and Retail loans)

	For the three-month period ended (Ch$ million)
	Mar - 11	Jun - 11	Change

Commercial, net	(3,223)	(7,627)	(4,403)
Mortgage, net	(1,137)	(499)	638
Consumer, net	(6,514)	(1,994)	4,520
Others	52	4	(49)
Net charge to income	(10,822)	(10,116)	706

Our provision for loan losses for commercial and retail loans decreased by 6.5% during the second quarter 2011, continuing with the trend of last quarter.

Press Release September 28, 2011 Page 8 / 14

The decrease is mainly related to the effort that the consumer division has made to reduce the risk of their portfolio to market standards. The consumer division has been “cleaning” their portfolio in the last year, reducing the total stock of loans, but improving significantly their risk index.

Operating expenses

	For the three-month period ended (Ch$ million)
	Mar - 11	Jun - 11	Change

Personnel salaries expenses	19,170	20,276	1,106
Administrative and other expenses	11,384	13,640	2,256
Depreciation, amortization and impairment	1,832	1,834	2
Other operating expenses	1,976	2,813	837
Total operating expenses	34,362	38,563	4,201

Total operating expenses increased by 12% during the second quarter 2011 as compared to the first quarter 2011 primarily as a result of an increase in our Personnel salaries expenses and Administrative and other expenses. Personnel salaries increased by 6% as compared to the first quarter 2011, mainly because Administrative and other expenses increased by Ch$2.3 billion, in large part as a result of outsourced services and other administrative expenses.

II) Assets and liabilities

Loan portfolio

	As of the month ended (Ch$ million)
	Mar - 11	Jun- 11	Change

Wholesale	3,987,046	4,231,823	244,777
Commercial	3,309,099	3,554,782	245,683
Foreign trade	321,185	325,290	4,105
Leasing and factoring	356,762	351,751	(5,011)
Retail	1,467,993	1,505,877	37,884
Consumer	406,003	403,399	(2,604)
Mortgage loans	1,061,990	1,102,478	40,488
Total loans	5,455,039	5,737,700	282,661

On a quarter-by-quarter basis, our total loans portfolio increased by 5% compared to the first quarter 2011. This increase is primarily the result of an increase in commercial loans, which increased by Ch$245 billion.

Our market share increased by 0.08% during the second quarter 2011, from 7.02% in March 2011 to 7.08% in June 2011. For corporate and commercial loans, our market share at the end of June 2011 was 8.50%, 11 bps higher than our market share at the end of March 2011.

This quarter’s decrease in retail loans was due to a 14% decrease in consumer loans. This decrease is related to our low income consumer division, called Banco Condell, which is going through the process of restructuring its portfolio with higher quality loans and a greater concentration on lower risk clients. In fact our risk index for this portfolio has been decreasing significantly in the past 12 months. This decrease was offset by an increase of 0.02% of market share in our mortgage loans during the second quarter.

Press Release September 28, 2011 Page 9 / 14

Securities Portfolio

	As of the month ended (Ch$ million)
	Mar - 11	Jun - 11	Change

Trading portfolio financial assets	194,006	220,970	26,964
Financial investments available-for-sale	530,278	991,109	460,831
Financial investments held-to-maturity	12,025	12,299	274
Total financial investments	736,309	1,224,378	488,069

Our investment portfolio consists of trading, available-for-sale and held-to-maturity securities. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or instruments that are included in a portfolio with the purpose of gaining profit in the short-term. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments for which the bank has the capacity and intent to hold until maturity. We currently have a small amount of held-to-maturity investments. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

Our available for sale portfolio increased by 86.0% during the second quarter 2011. This is explained mainly by the proactive administration of our portfolio that was restructured, after decreasing its size in the first quarter 2011, with the aim of searching for new opportunities in the market.

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Funding strategy

As of the month ended (Ch$ million)
	Mar - 11	Jun- 11	Change

Checking accounts	430,467	401,362	(29,105)
Other non-interest bearing deposits	193,435	179,815	(13,620)
Time deposits and savings accounts	3,649,582	3,931,173	281,591
Repurchase agreements	131,789	267,595	135,806
Mortgages bonds	212,988	202,957	(10,031)
Banking bonds	802,577	886,249	83,672
Subordinated bonds	287,810	403,191	115,381
Domestic borrowings	24,397	21,610	(2,787)
Foreign borrowings	554,353	562,071	7,718

Our current funding strategy is to continue utilizing all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. On July 29, 2010, we entered into a U.S.$167.5 million senior unsecured syndicated term loan facility with BNP Paribas, as Administrative Agent, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, Standard Chartered Bank and Wells Fargo Securities, LLC, as Lead Arrangers and Book-Runners. The proceeds of the loan were used mainly to fund our lending activities and for general corporate purposes. On August 1, 2010, we implemented a local bond program for a maximum amount of UF 150 million at any time outstanding. Under the local bond program, we are capable of issuing two types of securities: (i) senior bonds, for a total amount of UF 100 million, divided in 28 series (from AB to AZ and from BA to BC), with a maturity ranging between 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, for a total amount of UF 50 million, divided in 16 series (from BD to BS), with a maturity ranging between 20 to 35 years and an interest rate of 4%. For all the series of bonds that could be issued under the local bond program, the amortization of capital will be made in full at maturity. The objective of the local bond program is to structure CorpBanca’s future issuances of debt in a way that provides for diverse alternatives of placements in order to efficiently manage its outstanding indebtedness. On November 3, 2010, we issued US$178.1 million in Reg S notes in the international market.   During 2011, we plan to continue to increase the amount of funding from checking accounts and diversifying our funding mainly through bonds.

Shareholders’ Equity

As of June 30, 2011, we were the 4th largest private bank in Chile, based on our shareholders’ equity of Ch$581 billion and loans of Ch$5,738 billion. We had 228,306,683 thousand shares outstanding and a market capitalization of Ch$1,681 billion (based on a share price of Ch$7.36 pesos per share) as of June 30, 2011.

III) Other Related Information

Increase of Corpbanca Equity

At the extraordinary shareholders meeting held on January 27, 2011, our shareholders approved the proposal of the Board to make a capital increase which will occur through the issuance of 40,042,815,984 shares for payment, representing 15.0% of the total new equity, to be subscribed and paid at the price, terms and other conditions determined by the Board.

In May, the Board decided to issue 25,500,000,000 new shares, and that the rest of the new shares should not be issued before June 2012. The period to purchase these new shares for current shareholders was from June 3, 2011 to August 31, 2011, and our shareholders purchased 92% of the new shares.

Press Release September 28, 2011 Page 11 / 14

Consolidated Statements of Income (unaudited)

	For the three months ended
(Expressed in millions of Chilean pesos)	Mar-11	Jun-11

OPERATING INCOME
Interest revenue	107,405	138,329
Interest expense	(60,799)	(90,329)
Net interest revenue	46,606	48,000
Fees and income from services, net	13,170	15,761
Trading and investment income, net	29,066	1,076
Foreign exchange gains (losses), net	(9,007)	17,211
Other operating revenue	1,066	2,067
Operating revenues	80,901	84,115

Provisions for loan losses	(11,370)	(7,840)

Net operating revenues	69,531	76,275

Personnel salaries and expenses	(19,170)	(20,276)
Administration expenses	(11,384)	(13,640)
Depreciation, amortization and impairment	(1,832)	(1,834)
Other operating expenses	(1,976)	(2,813)

Net operating income	35,169	37,712

Income attributable to investments in other companies	-	232
Non-controlling interest	344	398

Income before income taxes	35,513	38,342
Income taxes	(6,240)	(6,069)
Income for the period	29,273	32,273

Press Release September 28, 2011 Page 12 / 14

Consolidated Balance Sheets (unaudited)

(Expressed in millions of Chilean pesos)	Mar-11	Jun-11
Assets
Cash and deposits in banks	220,987	119,208
Items in course of collection	132,012	246,138
Trading portfolio financial assets	194,006	220,970
Financial investments available-for-sale	530,278	991,109
Financial investments held-to-maturity	12,025	12,299
Investments purchased under agreements to resell	65,340	67,770
Derivative financial instruments	197,368	217,631
Loans and receivables to banks	210,193	110,617
Loans and receivables to customers	5,455,038	5,737,699
Allowance for loan losses	(104,124)	(101,400)
Loans and receivables to customers, net	5,350,914	5,636,299
Investments in other companies	3,583	3,583
Intangibles	12,948	12,341
Premises and equipment, net	54,872	54,621
Income tax provision - current	188	76
Deferred income taxes	25,778	26,936
Other assets	148,752	214,552
Total Assets	7,159,244	7,934,150

Liabilities:
Deposits and other demand liabilities	623,902	581,177
Items in course of collection	122,449	217,154
Securities sold under agreements to resell	131,789	267,595
Deposits and other term liabilities	3,649,582	3,931,173
Derivative financial instruments	145,150	142,934
Borrowings from financial institutions	555,785	563,054
Debt instruments	1,303,375	1,492,397
Other financial obligations	22,965	20,627
Income tax provision - current	9,389	1,870
Deferred income taxes	21,263	21,227
Provisions	26,926	37,371
Other liabilities	49,757	139,415
Total Liabilities	6,662,332	7,415,994
Shareholders' equity:
Capital	449,248	450,305
Reserves	26,406	28,498
Valuation gains (losses)	(2,178)	(6,277)
Retained earnings:
Retained earnings from prior years	346	346
Profit for the period	29,273	61,546
Less: Accrual for mandatory dividends	(8,782)	(18,464)
Minority Interest	2,599	2,202
Total Shareholders' Equity	496,912	518,156
Total equity and liabilities	7,159,244	7,934,150

Press Release September 28, 2011 Page 13 / 14

Selected Performance Ratios (unaudited)

	As of or for the three month period ended
	Mar-11	Jun-11

Solvency indicators
Basle index	11.41%	11.82%
Shareholders' equity / total assets	6.94%	6.53%
Shareholders' equity / total liabilities	7.46%	6.99%

Credit quality ratios
Risk index (Allowances / total loans )	1.91%	1.77%
Provisions for loan losses / Total loans	0.83%	0.55%
Provisions for loan losses / Total assets	0.64%	0.40%
Provisions for loan losses / Gross operating income	14.1%	9.3%
Provisions for loan losses / Net income	38.8%	24.3%

Profitability ratios
Net interest revenue / Interest-earning assets	2.98%	2.78%
Gross operating income / Total assets	4.52%	4.24%
Gross operating income / Interest-earning assets	5.17%	4.87%
ROA (before taxes), over total assets	1.98%	1.93%
ROA (before taxes), over interest-earning assets	2.27%	2.22%
ROE (before taxes)	28.6%	29.6%
ROA, over total assets	1.64%	1.63%
ROA, over interest-earning assets	1.87%	1.87%
ROE(1)	23.99%	25.83%

Efficiency ratios
Operating expenses / Total assets	1.92%	1.94%
Operating expenses/ Total loans	2.52%	2.69%
Operating expenses / Operating revenues	40.0%	42.5%

Earnings
Diluted Earnings per share before taxes (Chilean pesos per share)	0.1565	0.1690
Diluted Earnings per ADR before taxes (U.S. dollars per ADR)	1.6399	1.8083
Diluted Earnings per share (Chilean pesos per share)	0.1290	0.1422
Diluted Earnings per ADR (U.S. dollars per ADR)	1.3518	1.5221
Total Shares Outstanding (Thousands)	226,909,290.6	228,306,683.2
Peso exchange rate for US$1	477.18	467.22

Press Release September 28, 2011 Page 14 / 14

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 660-2351
investorrelations@corpbanca.cl

Claudia Labbé
John Paul Fischer
Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 660-2699 // (562) 660-2141
claudia.labbe@corpbanca.cl
john.fischer@corpbanca.cl

Nicolas Bornozis
President, Capital Link
New York, USA
Phone: (212) 661-7566
nbornozis@capitallink.com